Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ORTHOVITA, INC.

at

$3.85 NET PER SHARE

Pursuant to the Offer to Purchase dated May 27, 2011

by

OWL ACQUISITION CORPORATION

an indirect wholly owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JUNE 24, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

May 27, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Owl Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to act as the Information Agent in connection with Purchaser’s offer to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”), at a purchase price of $3.85 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal enclosed herewith.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	the Offer to Purchase;

2.	the Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup federal income tax withholding;

3.	a Notice of Guaranteed Delivery to be used to accept the Offer if (i) certificates representing the Shares are not immediately available, (ii) time will not permit all the certificates representing Shares and all other required documents to reach American Stock Transfer & Trust Company, LLC, as the depositary for the Offer (the “Depositary”), on or prior to the Expiration Date or (iii) the procedure for delivery of Shares by book-entry transfer or for the tender of Shares from a book-entry/direct registration account maintained by Orthovita’s transfer agent (a “DRS Account”) cannot be completed on a timely basis;

4.	a form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	a letter to shareholders of Orthovita from Antony Koblish, President and Chief Executive Officer of Orthovita, accompanied by Orthovita’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by Orthovita; and

6.	a return envelope addressed to the Depositary, for your use only.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Stryker, Purchaser and Orthovita. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Orthovita (the “Merger”), with Orthovita continuing as the surviving corporation and a wholly owned subsidiary of Stryker.

The Orthovita board of directors by a unanimous vote of those voting at a meeting at which all the directors of Orthovita were present (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of Orthovita and (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Orthovita board of directors recommends, by the unanimous vote of the directors who voted, that Orthovita’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of June 24, 2011, unless the Offer is extended or earlier terminated.

In order for a shareholder to validly tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and, except in the case of Shares held in a DRS Account (and not through a financial institution that is a participant in the system of The Depository Trust Company), either (A) the certificates evidencing such Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary, in each case on or prior to the Expiration Date or the expiration of the subsequent offering period, if any or (2) the tendering shareholder must comply with the guaranteed delivery procedures described in the Offer to Purchase, all in accordance with the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

Neither Stryker nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.